UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2018

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44-1235-750849

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Entry Into a Material Definitive Agreements

On January 31, 2018 and February 28, 2018, Lombard Medical, Inc. (the “Company”) entered into fourth and fifth amendments (the “Amendments”) to its loan and security agreement dated as of April 24, 2015 (as previously amended, the “Loan Agreement”), by and among Oxford Finance LLC, a Delaware limited liability company (“Oxford”), as collateral agent and one of the lenders, the lenders listed in the Loan Agreement and Lombard Medical Technologies Inc., a Delaware corporation (“LM Technologies”) and Altura Medical, Inc., a Delaware corporation (“Altura”). Both LM Technologies and Altura are subsidiaries of the Company and the “Borrowers” under the Loan Agreement and the Company is a guarantor of the loan. The Amendments, among other things, extend the principal repayment date (along with all other payments of interest and principal otherwise due) to March 1, 2018 (in respect of the fourth amendment) and April 1, 2018 (in respect of the fifth amendment).

The foregoing descriptions of the Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement and to the Amendments, copies of which are filed herewith as Exhibits 10.5 and 10.6, respectively.

Creation of a Direct Financial Obligation

The information set forth above regarding the Amendment is incorporated by reference herein.

Financial Statements and Exhibits

See Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: March 7, 2018	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit	Description

10.1	Loan and Security Agreement, dated as of April 24, 2015, by and among Oxford Finance LLC, the lenders party thereto and Lombard Medical Technologies, Inc. (included as Exhibit 4.3 to our Registration Statement on Form F-3 filed on January 13, 2016 and incorporated herein by reference)

10.2	Consent and First Amendment to Loan Agreement, dated as of July 30, 2015, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc. (included as Exhibit 4.2 to our Registration Statement on Form F-3 filed on January 13, 2016 and incorporated herein by reference)

10.3	Second Amendment to Loan and Security Agreement, dated as of May 31, 2017, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc. (included as Exhibit 10.3 to our Report of Foreign Private Issuer on Form 6-K filed on October 19, 2017 and incorporated herein by reference)

10.4	Third Amendment to Loan and Security Agreement, dated as of October 13, 2017, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc. (included as Exhibit 10.4 to our Report of Foreign Private Issuer on Form 6-K filed on October 19, 2017 and incorporated herein by reference)

10.5	Fourth Amendment to Loan and Security Agreement, dated as of January 31, 2018, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc.

10.6	Fifth Amendment to Loan and Security Agreement, dated as of February 28, 2018, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc.